Himalaya Shipping Ltd. (HSHP) – New time charter agreement for Mount Elbrus

Hamilton, Bermuda, December 17, 2025

The Company has entered into a new time charter agreement for the Mount Elbrus until June 30, 2026, with an evergreen structure thereafter. The vessel will commence the new time charter in the first half of January following the planned redelivery from its current charterer. The vessel will earn a fixed time charter of US$30,000 per day, gross, until June 30, 2026, which thereafter will convert to an index linked rate reflecting a significant premium to the Baltic 5TC index.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under "Item 3. Key Information --- D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.